

Mucjon Demiraj · 3rd

Principal Broker at Wilcuma LLC

New York, New York, United States · 119 connections ·

Contact info

Wilcuma LLC

 **Fordham University**

Experience

Real Estate Broker
Wilcuma LLC
Nov 2016 – Present · 4 yrs 1 mo

Principal
Sihana Realty · Full-time
Jan 2013 – Oct 2016 · 3 yrs 10 mos
New York City Metropolitan Area

Commercial Division
The Bellmark Group · Full-time
Jan 2010 – Dec 2012 · 3 yrs
New York, New York, United States

Education

 ### Fordham University
Bachelor's degree

2004 – 2008

Skills & endorsements

Real Estate

Listings

Investment Properties

Show more ⌄

Interests



Gimlet Media	**Fordham University**
12,630 followers	120,779 followers

 **Uppercut**
537 followers

 **Wilcuma**
49 followers

 **Populous**
33,078 followers